Exhibit 12

British American Tobacco p.l.c.

28 September 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each ("Shares") from Goldman Sachs International during the period from 21 September 2026 to 25 September 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	21 September 2026	22 September 2026	23 September 2026	24 September 2026	25 September 2026
Number of ordinary shares of 25 pence each purchased:	100,000	100,000	100,000	150,000	150,000
Highest price paid per share (pence):	4,220.00p	4,227.00p	4,219.00p	4,297.00p	4,217.00p
Lowest price paid per share (pence):	4,166.00p	4,186.00p	4,156.00p	4,235.00p	4,158.00p
Volume weighted average price paid per share (pence):	4,194.19p	4,205.17p	4,188.18p	4,262.12p	4,190.52p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,157,884,349 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,648,864 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Goldman Sachs International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/6145W_1-2026-9-28.pdf
http://www.rns-pdf.londonstockexchange.com/rns/6145W_2-2026-9-28.pdf
http://www.rns-pdf.londonstockexchange.com/rns/6145W_3-2026-9-28.pdf
http://www.rns-pdf.londonstockexchange.com/rns/6145W_4-2026-9-28.pdf
http://www.rns-pdf.londonstockexchange.com/rns/6145W_5-2026-9-28.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	21/09/2026	100,000	4,194.19p	LSE
British American Tobacco p.l.c.	GB0002875804	21/09/2026	0	0.0p	CHIX
British American Tobacco p.l.c.	GB0002875804	21/09/2026	0	0.0p	BATE
British American Tobacco p.l.c.	GB0002875804	22/09/2026	100,000	4,205.17p	LSE
British American Tobacco p.l.c.	GB0002875804	22/09/2026	0	0.0p	CHIX
British American Tobacco p.l.c.	GB0002875804	22/09/2026	0	0.0p	BATE
British American Tobacco p.l.c.	GB0002875804	23/09/2026	100,000	4,188.18p	LSE
British American Tobacco p.l.c.	GB0002875804	23/09/2026	0	0.0p	CHIX
British American Tobacco p.l.c.	GB0002875804	23/09/2026	0	0.0p	BATE
British American Tobacco p.l.c.	GB0002875804	24/09/2026	150,000	4,262.12p	LSE
British American Tobacco p.l.c.	GB0002875804	24/09/2026	0	0.0p	CHIX
British American Tobacco p.l.c.	GB0002875804	24/09/2026	0	0.0p	BATE
British American Tobacco p.l.c.	GB0002875804	25/09/2026	150,000	4,190.52p	LSE
British American Tobacco p.l.c.	GB0002875804	25/09/2026	0	0.0p	CHIX
British American Tobacco p.l.c.	GB0002875804	25/09/2026	0	0.0p	BATE